Exhibit 99.1

ZS Crossover II L.P.
1133 Avenue of the Americas
New York, New York 10036

Ned L. Sherwood	(212) 398-6200
Fax (212) 398-1808

                                                                                                            January 29, 2008

The Board of Directors
Capital Southwest Corporation
12900 Preston Road at LBJ, Suite 700
Dallas, TX 75230

Dear Board of Directors:

During the past six months since our August 16, 2007 letter, we have honored the Board’s request that we communicate directly and privately with the President and CEO of Capital Southwest Corporation (“CSWC” or the “Company), Gary Martin, in addressing the corporate practices and issues that we believe have resulted and continue to result in the significant deterioration of shareholder value of CSWC.  As you know, we believe that the Company’s stock price continues to trade at an excessive discount to the market value of its net assets, which we estimate to range between $155 and $175 per share.  This market value is approximately 40% to 60% greater than CSWC’s January 28, 2008 closing price of $111.23 per share.

In our private communications since the August letter, we have suggested a clear action plan to narrow or eliminate this valuation gap, and we have made several attempts to meet with the CSWC Board of Directors (“the Board”) in person. We have also provided the Boardwith the chart attached to this letter as Appendix I, which documents the

Company’s extremely poor track record as an investor in its four major public holdings over the past decade.  Our requests to meet with the Board to discuss our thoughts, however, have fallen on deaf ears.  We have therefore been left with no choice but to once again communicate our thoughts on the Company’s failure to maximize shareholder value in a public manner.

We have received calls of support from several significant independent shareholders of CSWC who have encouraged us to outline our plan for evaluation and consideration by all CSWC shareholders.  We believe that the steps required to narrow the valuation gap and unlock the intrinsic value of the Company for the benefit of all of the Company’s shareholders are as follows:

STEP 1:
We believe the Company should liquidate, in an expedited but orderly manner, the approximately $55 million of non-control interests in public securities that it owns (i.e., the portfolio of various public securities other than CSWC’s four major public holdings of WIRE, ALG, PHHM, and HLYS).  These positions can easily be liquidated before the Company’s fiscal year end of March 31, 2008.  The cash proceeds from these sales should then promptly be distributed to shareholders in the form of a one-time special dividend.

We do not believe that CSWC has any rationale for maintaining this portfolio of public securities, which, in our opinion, serves no purpose other than placing an accounting burden and financial risk on the Company. Historically, CSWC has created value by being a successful growth capital investor in private companies, not by continuing to hold public securities long after companies have matured.  Liquidating these positions and returning the resulting proceeds to shareholders would clearly demonstrate that Mr. Martin and the Board are actively changing past practices and are willing to distribute cash proceeds and allow CSWC shareholders to make their own public security investment decisions.

STEP 2:
The Company should hire a nationally-recognized investment banking firm to evaluate strategic options with regard to CSWC’s four major ownership stakes in public companies (WIRE, ALG, PHHM and HLYS).

We have attached a chart to this letter (Appendix I) which shows the returns that CSWC has earned on its four major public company holdings since March 31, 1998.  Given the meteoric rise and fall of HLYS since its IPO, we have shown CSWC’s track record over the past decade including and excluding the HLYS investment so as not to bias the conclusions.  This analysis measures the returns on these investments beginning when they became public companies, so in the case of HLYS, it measures the returns earned from its IPO onwards.

As shown in the chart, CSWC’s first three major public company holdings (WIRE, ALG, PHHM) have had a negative 6.6% compound annual growth rate (“CAGR”) since March31, 1998, for a cumulative return of negative 48.7%.  Including HLYS, the CAGR earned on the four major publics drops to a negative 7.9%, with a cumulative return of negative 55.5%.  We do not think that CSWC investors should be “forced” (by the Board’s refusal to realize and distribute profits to shareholders promptly after a portfolio company’s IPO) to invest in public securities with a management team with this poor ten-year track record. To put this track record in perspective, the Russell 2000 total return index had a CAGR of positive 3.9% for the comparable time period, and a cumulative gain of 46.1%.

 Therefore, CSWC shareholders would have been much better off if CSWC had sold each of its four major public holdings, paid capital gains taxes, and reinvested the after-tax proceeds in the Russell 2000 index.  If this had occurred, CSWC’s net asset value per share1 as of January 28, 2008 would be $245.58.  Instead, by maintaining its investments in PHHM, WIRE, ALG, and HLYS, CSWC’s net asset value per share is only $151.32 as of that date.  Thus, we believe it is clear that the Company’s policy of maintaining its largest portfolio holdings well after the portfolio companies have gone public and matured has resulted in significant deterioration of shareholder value.  The terrible performance of the four major public companies since March 31, 1998 is a major reason for the underperformance of CSWC stock over this period (CSWC stock has risen from $87.56 per share on March 31, 1998 to $111.23 on January 28, 2008, a CAGR of just 2.4% over that period).

1 Based on values for private investments as provided by CSWC in the Form 10-Q dated September 30, 2007 and on fair market value of all public investments as of January 28, 2008.  Assumes PHHM, WIRE, and ALG were sold on March 31, 1998 and HLYS sold on March 31, 2007.  Includes any after-tax proceeds that would have been distributed to shareholders and reinvested by them directly.

 We therefore believe that it is imperative for CSWC to hire a nationally-recognized investment bank to examine its strategic alternatives to maximize shareholder value with respect to its four major public investments, since another decade of underperformance in these holdings would result in further deterioration of shareholder value.

STEP 3:
We believe that the Company should hire an independent firm to opine on the valuation of some of its larger private company investments– such as Rectorseal/Whitmore, Lifemark, and Media Recovery.  This would demonstrate to shareholders that CSWC is attempting to better communicate to shareholders the intrinsic current value of its private companies, as well as to better understand this value itself.  Additionally, CSWC should disclose some balance sheet data, as well as more detailed income statement data, on its key private company investments so that sophisticated shareholders can arrive at their own assessment of value.  For example, we believe that if Rectorseal/Whitmore is essentially debt-free (which we cannot know, since balance sheet data has not been provided), there may be several strategic buyers as well as LBO groups that would be willing to acquire it at a price substantially higher than the valuation that CSWC ascribes to it.

As a major shareholder of CSWC, our primary interest is to encourage the Board and management of the Company to act in the best interest of its shareholders by adopting new corporate practices and policies that maximize the value of the Company’s underlying assets.  During the past decade, we believe that the Board and management have poorly managedCSWC’s portfolio, which has resulted in substantial deterioration of shareholder value.  By following the steps we have outlined in our action plan above, we believe that the Company can begin to unlock its intrinsic value for the benefit of all of its shareholders, the true owners of the Company.  We believe the sale and distribution of the proceeds of CSWC’s non-control public securities and the exploration of strategic alternatives for maximizing the value of its control securities will allow the Company to focus on building the value of its private company investments.

We hope this letter encourages the Board and management to immediately begin to take steps to improve on the Company’s lackluster track record over the past decade.  We remind you as members of the Board of your respective fiduciary obligations to take actions that are in the best interests of all shareholders, and we will not hesitate to hold you personally liable for any failure to fully and faithfully discharge such obligations.  We also strongly encourage other shareholders to make their thoughts known to the Company.  We reserve the right to take any and all actions we deem appropriate to protect the interests of the Company’s shareholders if we do not receive immediate assurance that Mr. Martin and the Board will meet with us to discuss the immediate implementation of an action plan for the Company that will unlock the intrinsic value of the Company for the benefit of its shareholders.
Sincerely,

/s/ Ned L. Sherwood
Ned L. Sherwood